Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of      February 2006     ,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: February 14, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, February 7, 2006 Page 1 of 1

Electrolux holding of own shares at 4.99%
(ELUX) On February 6, 2006, Electrolux holding of own shares went below 5% due to stock options being exercised by participants in the Electrolux long-term incentive program.
Electrolux is obliged to inform the markets when holding of own shares moves above or below 5%.
The Company today holds 15,411,559 own B-shares, corresponding to 4.99% of the share capital and 3.91% of the voting rights.
The total number of shares in AB Electrolux amounts to 308,920,308
Further information:
For further information, please contact Investor Relations, +46 8 738 60 03. Electrolux Press Hotline is available, +46 8 657 65 07.
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.